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                                  [LETTERHEAD]

July 31, 2000

Mr. Keith Benhardt
107 Cliffmore Road
West Hartford, CT 06107-1123


RE: Acceptance of Resignation as a board member

Dear Keith,

The Chairman and the rest of the board accept your resignation as a member of the board of directors of Voice & Wireless Corporation, formerly Kensington International Holding Corporation, effective July 28, 2000.

Your counsel and advise over the last eight years will be missed. All of us wish you and Rose all the best in the future. On behalf of the Chairman and the other board members, I want to say "thank you" for all of your work on behalf of the Company.

Sincerely,

/s/ Mark Haggerty

Mark Haggerty
President & Director

CC: Chairman Mike Nakonechny
    Director Keith Witter
    Director Graeme Wallace, Ph.D.
    SEC